

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 21, 2006

<u>Via US Mail</u>
Roland Bryan
President, CEO and Chairman
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California 93101

      RE: MachineTalker, Inc.
              Form 10-KSB filed on April 13, 2006
              File No. 000-49805

Dear Mr. Bryan:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director